EXHIBIT 99.1

Golar LNG Dividend Information

HAMILTON, Bermuda, May 31, 2016 (GLOBE NEWSWIRE) -- Reference is made to the first quarter 2016 report released on May 31, 2016. Golar LNG will be trading ex-dividend of a total dividend of $0.05 per share on June 13, 2016. The record date will be June 15, 2016 and the dividend will be paid on or about July 7, 2016.

Golar LNG Limited
Hamilton, Bermuda
31 May, 2016

CONTACT: Brian Tienzo
         Chief Financial Officer
         Tel: + 44 207 063 7900